Media release

06012912

Rule 12g3-2(b) File No. ~~82-5190~~ 82-34643

Positive trend sustained in 1st quarter earnings

Unaxis on a clear course of growth

- Consolidated net profit lies at CHF 57 million for the 1st quarter of 2006 (Q1/2005: CHF –44 million)
- The number of orders received grows by 50 percent to CHF 495 million
- Significant sales growth by 11 percent to CHF 376 million
- Semiconductor Equipment segment concludes successful turnaround; the segment is developing positively
- Unaxis is on target to meet the projected growth and profit objectives for 2006 (> 15 percent growth in sales, > 15 percent net profit-margin)

Key Figures Unaxis Group

in CHF million	Q1 2006	Q1 2005	Change (%)
Orders received	495	330	+50 %
Orders on hand	474	491	–3 %
Sales	376	338	+11 %
Consolidated net profit	57	–44	+230 %
- per share (diluted)	4.5	–3.2	+242 %

Pfäffikon SZ, April 25, 2006 – The 1st quarter 2006 results fulfill management expectations and bring Unaxis on course for attaining the objectives set for the 2006 fiscal year. Development in the business units Coating Services, Vacuum Solutions and Semiconductor Equipment was particularly gratifying. Consolidated sales grew during the first three months of the year by 11 percent to CHF 376 million (Q1/2005: CHF 338 million). Cleared of the withdrawal from the display business, consolidated sales even increased by 21 percent. The consolidated net profit saw sustained growth to CHF 57 million as compared to CHF –44 million in Q1/2005, while the net profit margin reached 15.2 percent. "These excellent figures and the positive trends represent initial milestones toward the overall objective for 2006 and show that we are on the right path," noted Georg Stumpf, Chairman of the Board of Unaxis.

Particularly positive was the 50 percent rise in overall orders received for the business units, from CHF 330 million (Q1/2005) to CHF 495 million (Q1/2006). "This shows that the developments we have undertaken are showing sustainable results. With our innovative products and services, we occupy an outstanding position on the market," added Thomas P. Limberger, CEO of Unaxis. The market position has been improved considerably in all the segments. "For this reason, we are

Unaxis Management AG
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ
Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.unaxis.com

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 convinced that the company will continue to experience growth with high yields." The turnaround, Limberger feels, has now crossed over into a sustained upswing.

All the business units contributed to the excellent 1st quarter results – headed by Coating Services, which exhibited the strongest sales growth of 18 percent. This figure does not yet reflect the acquisition of the US provider Goldstar, through which the leading position in North America has been further expanded and which will be consolidated from the 2nd quarter. The business unit Vacuum Solutions similarly continued on its upward trend. With a combination of more efficient sales and an effective reduction in costs, Vacuum Solutions was able to boost turnover and profitability even more strongly than expected. With two major orders, the Solar unit displays high potential for the fiscal year. The installation of the first hard disk systems ("Racetrack"), based on innovative PMR technology (Perpendicular Magnetic Recording), means that the Data Storage Solutions unit has also begun the new year with great momentum. In addition, the business unit successfully launched its new Blu-Ray systems. In these future markets, Unaxis is now a leading provider, with an excellent technology platform and outstanding market chances.

The Semiconductor Equipment segment also fulfilled its announced objective for the 1st quarter of 2006, delivering key figures that were significantly higher than expected values.

The established business units Coating Services, Vacuum Solutions and Components and Special Systems maintain leading positions worldwide which are being reinforced for the long term. Data Storage Solutions and Solar are well positioned with future-oriented technologies; the Semiconductor Equipment segment has also set fresh impulses with new technologies.

Development of the business units in the 1st quarter of 2006

Coating Services

in CHF million	Q1/2006	Q1/2005	Change (%)
Orders received	108	91	+18 %
Sales	108	91	+18 %

Coating Services exhibited rapid growth during the 1st quarter. The unit attained a sales increase of 18 percent as compared to Q1/2005. This positive development can be attributed to the economic upswing in Europe and the growing market share in the USA, among other factors. With the takeover of the American coating provider Goldstar, which will be consolidated from the 2nd quarter, the unit will expand its market share in the USA and strengthen an already excellent position. Coating Services has recently started up the operation of a new coating center in

Unaxis Management AG
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ
Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.unaxis.com

 Houston, Texas and opened a similar center for racecars in Milton Keynes in the United Kingdom. The construction of eight further coating centers is planned for this year. Coating Services expects continued positive business development for the 2006 fiscal year.

Vacuum Solutions

in CHF million	Q1/2006	Q1/2005	Change (%)
Orders received	112	97	+15 %
Orders on hand	52	40	+29 %
Sales	105	94	+12 %

With orders received of CHF 112 million and sales of CHF 105 million, Vacuum Solutions increased volumes by 15 and 12 percent in the 1st quarter of 2006, as compared to the same quarter in 2005. Furthermore, the order situation indicates that this positive trend will continue. Also in the highly contested coating technology market, the business unit won a major contract. In the Asian region, business is being promoted through investments in production plants in China. A program encompassing further cost optimization measures is being conducted in the Vacuum Solutions unit.

Data Storage Solutions

in CHF million	Q1/2006	Q1/2005	Change (%)
Orders received	23	28	–17 %
Orders on hand	20	21	–5 %
Sales	15	19	–24 %

The Data Storage Solutions business unit attained CHF 23 million in orders received and sales of CHF 15 million in Q1/2006. As expected, the conventional optical storage market (DVD) started up at a low level. Data Storage Solutions has positioned itself for future success with the new Blu-Ray format and also gained new partner projects. Data Storage Solutions completed its first customer project in the hard disk segment based on the new PMR technology. With the new hard drive technology and the Blu-Ray systems, Data Storage Solutions has carved out an excellent position in central future markets.

Unaxis Management AG
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.unaxis.com

Components and Special Systems

in CHF million	Q1/2006	Q1/2005	Change (%)
Orders received	31	64	-51 %
Orders on hand	177	200	-12 %
Sales	34	48	-30 %

The business unit Components and Special Systems closed the 1st quarter of 2006 with total orders received of CHF 31 million and sales of CHF 34 million.

Optics has exhibited strong growth in the profitable Components sector. Most notably in the Life Science segment, the volumes of sales and orders received were doubled. The market share in the ColorWheel™ segment rose during the 1st quarter, and the Optics business unit is well aligned for a seasonal upswing in business during the second half of 2006. Business in front and rear projection technology will gather momentum in the second half of the year. The manufacturing base in Shanghai was strengthened, which will lead to significant cost optimization in the future.

Despite delays in many aerospace projects – including the Galileo SADM (Solar Array Drive Mechanisms) and launches of the carrier rocket Ariane – **Space Technology** was able to increase profitability as compared to the same quarter last year.
Due to yearly shifts in commissions, some important orders expected for Q1 will first become effective in Q2. However, in view of the long-term order level, these shifts will only affect turnover in Q1, enabling the projected turnover of the Space Technology division for the 2006 fiscal year to remain unchanged.
Moreover, due to the planned higher frequency of launching activities for Ariane and other commercial projects, positive projections for the business unit have been strengthened for the year 2006.

Solar

in CHF million	Q1/2006	Q1/2005[1]	Change (%)
Orders received	82	n/a	n/a
Orders on hand	103	n/a	n/a
Sales	7	n/a	n/a

During the 1st quarter, Solar has proved itself in a sustained manner on the global marketplace as an important provider of solar technology. Orders received amounted to CHF 82 million. Highlights of 1st quarter included the delivery and installation of the production facility KAI 1200, as well as an initial commission from Schott Solar for the delivery of two production lines and the

[1] Comparison rates are not indicated due to the restructuring of Display Technology and the reorganization of Solar

Unaxis Management AG
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ
Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.unaxis.com

 accompanying laser systems at a total sales volume of over CHF 50 million. A further contract was signed with the solar technology provider ErSol for the delivery of a production plant and five laser systems. Moreover, an additional contract has been optioned.

Semiconductor Equipment

in CHF mill.	Q1/2006	Q1/2005	Change (%)
Orders received	139	81	+71 %
Orders on hand	123	111	+11 %
Sales	108	58	+86 %

Compared to the same quarter last year, sales in the Semiconductor segment increased by 86 percent to CHF 108 million, while the volume of orders received also increased by 71 percent to CHF 139 million. A particularly gratifying development is the sustained profitability of the unit. In this respect, the positive trend exhibited in the last quarter of 2005 was also carried forward. The growth in market shares has continued. Overall, the business unit finds itself in an excellent starting position for the 2006 fiscal year.

Wafer Processing also exhibited strong sales growth in the 1st quarter of 2006, driven by comprehensive commissions for advanced packaging, RFIC, LED and thin film head technology. At the same time, the reintegration of outsourced processing steps enabled significant cost advantages.

Assembly & Packaging has also displayed excellent volumes for the 1st quarter of 2006. Due to their outstanding attributes, the "Die Bonder" and "Wire Bonder" product lines gained market shares. In view of further product innovations and the positive market development, this division has auspicious prospects for the fiscal year.

Unaxis Management AG
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.unaxis.com

This media release is based on information currently available to management. The forward-looking statements contained herein could be substantially impacted by risks and influences that are not foreseeable at present, so that actual results may vary materially from those anticipated, expected, or projected.
Due to rounding-off differences, variations in the indicated values may occur.

For further information, please contact:
Unaxis Management AG
Corporate Communications
Tel. +41 58 360 96 05
Fax +41 58 360 91 93
media.relations@unaxis.com
investor.relations@unaxis.com
www.unaxis.com

Unaxis – a globally leading high-tech company

Unaxis (SWX: UNAX) is a globally leading company in the field of thin film, vacuum and precision technology. Based on these core competencies, Unaxis develops production systems, components, and services for high-technology products. The company's commercial activities center on protective coatings for precision tools and components (Coating Services), systems for producing vacuums and conveying process gases (Vacuum Solutions), production systems for data storage devices (Data Storage Solutions), optical components (Optics), aerospace technology (Space Technology), as well as production equipment for solar modules. Unaxis also applies its core competencies as a major provider of semiconductor technology (Semiconductor Equipment). Unaxis currently employs approximately 6 500 individuals and, in its 2005 financial year, recorded sales of CHF 1 605 billion. The company, headquartered in Pfäffikon SZ, Switzerland, has a globe-spanning infrastructure that encompasses approximately 80 subsidiaries in 25 countries.